UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D–9
SOLICITATION/ RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

Xplore Technologies Corp.
(Name of Subject Company (issuer))

Xplore Technologies Corp.
(Names of Persons Filing Statement)

Common Stock, par value $.001 per share
(Title of Class of Securities)
983950700
(CUSIP Number of Class of Securities)

Tom Wilkinson
Xplore Technologies Corp.
8601 RR 2222 Building II, Suite 100
Austin, TX 78730
(512) 336-7797

Copy to:
John Hempill
Sheppard, Mullin, Richter & Hampton LLP
30 Rockefeller Plaza
New York, NY 10112
(212) 634-3073
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Xplore Technologies Corp., a Delaware corporation (the “Company” or “Xplore”), with the Securities and Exchange Commission (the “SEC”) on July 17, 2018. The Schedule 14D-9 relates to the cash tender offer by Wolfdancer Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Zebra Technologies Corporation, a Delaware corporation (“Parent”), as disclosed in the Offer to Purchase, filed by Parent with the SEC on July 17, 2018 and incorporated in the Schedule 14D-9 by reference as Exhibit (a)(1)(B) thereto (as amended or supplemented from time to time, the “Offer to Purchase”), to acquire all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company, at a price per Share equal to $6.00, net to the seller of such Shares in cash, without any interest and subject to any required tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, the related Schedule TO-T, filed by Parent with the SEC on July 17, 2018 and incorporated in the Schedule 14D-9 by reference as Exhibit (a)(1)(A) (as amended or supplemented from time to time, the “Schedule TO-T”), and the related Letter of Transmittal, filed by Parent with the SEC on July 17, 2018 and incorporated in the Schedule 14D-9 by reference as Exhibit (a)(1)(C) (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase and the Schedule TO-T, constitute the “Offer”).
The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 1 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and page number references herein refer to the Schedule 14D-9.

Item 8. Additional Information
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following heading and paragraph on page 46 of the Schedule 14D-9, after the paragraph entitled “Book Value and Ratio of Earnings to Fixed Charges”:
“Legal Proceedings Related to the Offer and the Merger

On July 27, 2018, a putative class action was filed by a purported Xplore stockholder in the United States District Court for the District of Delaware, captioned Scarantino v. Xplore Technologies Corp. et al., Case No. 1:18-cv-01109 (the “Complaint”). Mr. Scarantino purports to bring the litigation as a class action on behalf of the public stockholders of Xplore. The Complaint names as defendants the members of the Board and Xplore, as well as Parent and Purchaser. The Complaint alleges that Xplore and the Board failed to disclose material information in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on July 17, 2018. The Complaint seeks, among other things, equitable relief, including to enjoin the closing of the Offer and the Merger, to rescind the Merger in the event it does close and to award rescissory damages, to direct disclosure of all material information in the solicitation statement and to award plaintiff’s costs, including attorney’s and expert’s fees. The Company believes that the plaintiff’s allegations are without merit and intends to defend against them vigorously. ”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Xplore Technologies Corp.

By:	/s/ Tom Wilkinson
Name:	Tom Wilkinson
Title:	Chief Executive Officer
Dated: August 2, 2018